UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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Dated March 16, 2007

Commission File Number: 001-14666

MITTAL STEEL COMPANY N.V.

(Translation of registrant’s name into English)

15th Floor, Hofplein 20

3032 AC Rotterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐               No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On March 16, 2007, Mittal Steel Company N.V. issued the press releases attached hereto as Exhibits 99.1 and 99.2. This report on Form 6-K is hereby incorporated by reference into Mittal Steel Company N.V.’s registration statement on Form F-3 (File No. 333-140846) and into the prospectus/consent solicitation statement dated February 23, 2007.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated March 16, 2007, announcing that Arcelor Mittal is to build a new service centre in Krakow (Poland).
Exhibit 99.2	Press release dated March 16, 2007, announcing the signing of a definitive agreement between Arcelor Mittal and Noble International, for the strategic business combination of laser welding business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2007

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated March 16, 2007, announcing that Arcelor Mittal is to build a new service centre in Krakow (Poland).
Exhibit 99.2	Press release dated March 16, 2007, announcing the signing of a definitive agreement between Arcelor Mittal and Noble International, for the strategic business combination of laser welding business.